EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

January 3, 2025

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Doris Stacey Gama, Esq.

Division of Corporation Finance
Office of Life Sciences

Re:	OS Therapies Incorporated Registration Statement on Form S-1 File No. 333-283171

Ladies and Gentlemen:

On behalf of OS Therapies Incorporated (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), one complete copy of Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”), covering (i) up to a maximum of 5,597,015 shares of common stock, (ii) 165,746 shares of common stock issued as initial commitment shares and (ii) up to 450,000 shares of common stock issuable as true-up shares. One complete copy of the exhibits listed in the Amendment is also filed therewith.

The primary purpose of the Amendment filing is to include a description of the Company’s recent PIPE financing in December 2024.

The Company has a strong interest in obtaining effectiveness of the Registration Statement during the week of January 6, 2025, and greatly appreciates the staff’s efforts in accommodating this timing.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact me (tel.: (212) 451-2234) or Paul A. Romness, the Company’s Chief Executive Officer (tel.: (703) 541-9811).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:	Mr. Paul A. Romness